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                                                                    Exhibit 99.2


FOR IMMEDIATE RELEASE

                                                  January 29, 2001
                                                  For more information contact:
                                                  Raymond Braun - (419) 247-2800
                                                  Mike Crabtree - (419) 247-2800

                  HEALTH CARE REIT, INC. ANNOUNCES EXTENSION OF
                         UNSECURED BANK CREDIT FACILITY

Toledo, Ohio, January 29, 2001......HEALTH CARE REIT, INC. (NYSE/HCN) announced today the extension of its unsecured revolving line of credit facility led by Key Corporate Capital Inc. and Fleet National Bank.

The extension is through March 31, 2003. The total commitment was reduced from $175 million to $150 million to decrease fees and expenses. The rate spread applicable under the credit facility was increased to 150 basis points from 100 basis points with a facility fee of 37.5 basis points and an additional 12.5 basis points utilization fee if borrowings exceed 50 percent of the total commitment.

"We are pleased to complete the extension of our line of credit," commented George L. Chapman, chairman and CEO. "Our long standing relationship with these lenders, as well as the company's strong credit profile, provided for a successful extension in a challenging market. We believe that the extension, together with the execution of our asset disposition program, confirms Health Care REIT's solid liquidity position."

Health Care REIT, Inc., with headquarters in Toledo, Ohio, is a real estate investment trust that invests in health care facilities, primarily nursing homes and assisted living facilities. At September 30, 2000, the company had investments in 209 health care facilities in 34 states and had total assets of approximately $1.2 billion. For more information on Health Care REIT, Inc., via facsimile at no cost, dial 1-800-PRO-INFO and enter the company code - HCN. More information is available on the Internet at http://www.hcreit.com.

This document may contain "forward-looking" statements as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which may cause the company's actual results in the future to differ materially from expected results. These risks and uncertainties include, among others, general economic conditions, the availability of capital, competition within the financial services and real estate markets, the performance of operators within Health Care REIT's portfolio, and regulatory and other changes in the health care sector, as described in the company's filings with the Securities and Exchange Commission.

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